Exhibit 99.2



3Q23 Earnings Presentation

Byline Bancorp, Inc.™

Forward-Looking Statements

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of the Company. These statements are often, but not always, made through the use of words or phrases such as ‘‘may’’, ‘‘might’’, ‘‘should’’, ‘‘could’’, ‘‘predict’’, ‘‘potential’’, ‘‘believe’’, ‘‘expect’’, ‘‘continue’’, ‘‘will’’, ‘‘anticipate’’, ‘‘seek’’, ‘‘estimate’’, ‘‘intend’’, ‘‘plan’’, ‘‘projection’’, ‘‘would’’, ‘‘annualized’’, “target” and ‘‘outlook’’, or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. Forward-looking statements involve estimates and known and unknown risks, and reflect various assumptions and involve elements of subjective judgement and analysis, which may or may not prove to be correct, and which are subject to uncertainties and contingencies outside the control of Byline and its respective affiliates, directors, employees and other representatives, which could cause actual results to differ materially from those presented in this communication.

No representations, warranties or guarantees are or will be made by Byline as to the reliability, accuracy or completeness of any forward-looking statements contained in this communication or that such forward-looking statements are or will remain based on reasonable assumptions. You should not place undue reliance on any forward-looking statements contained in this communication.

Certain risks and important factors that could affect Byline’s future results are identified in our Annual Report on Form 10-K and other reports we file with the Securities and Exchange Commission, including among other things under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2022. Any forward-looking statement speaks only as of the date on which it is made, and Byline undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise unless required under the federal securities laws. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Current Expected Credit Loss (“CECL”) Adoption

On December 31, 2022, the Company adopted CECL and applied it retrospectively to the period beginning January 1, 2022 using the modified retrospective method of accounting. Results for reporting periods beginning after September 30, 2022 are presented under the new standard, while prior quarters previously reported are recast as if the new standard had been applied since January 1, 2022.

Third Quarter 2023 Highlights

Net Income		Diluted EPS		PTPP ROAA[1]	
$28.2 million	$33.3 million	$0.65	$0.77	2.16%	2.46%
Reported	Adjusted[1]	Reported	Adjusted[1]	Reported	Adjusted

Efficiency Ratio		ROAA		ROTCE[1]	
53.75%	47.35%	1.30%	1.53%	16.15%	18.95%
Reported	Adjusted[1]	Reported	Adjusted[1]	Reported	Adjusted

Inland Bancorp Acquisition

- ✓ Closed transaction and successfully completed core system conversion and integration during 3Q23
  - ✓ Added ~$1.0 billion in total deposits
  - ✓ Converted over 21,000 deposit accounts
  - ✓ Transitioned ~6,500 consumer and business customers to Byline Bank digital banking platforms
  - ✓ Added ~$800 million in total loans
- ✓ Achieved employee retention targets
- ✓ On track to deliver against targeted cost savings

Strong Financial Performance

- GAAP EPS of $0.65; adjusted EPS[1] of $0.77
  - 3Q23 earnings impacted by $6.4 million of merger-related expenses
- Record Pre-Tax Pre-Provision income [1] of $46.9 million; Pre-Tax Pre-Provision ROAA[1] of 2.16%
- Revenue of $104.8 million, up 16% LQ & 30% YoY → Net interest income of $92.5 million, up 21% LQ & 35% YoY
  - Net interest margin (FTE)[1] of 4.47%
    - Loan yields expanded 50 bps | Deposit costs increased 43 bps | Securities yields[2] expanded 39 bps
- Disciplined expense management with adjusted operating expenses[1]: $51.2 million
  - Adj. efficiency ratio[1]: 47.35% | Adj. NIE/AA[1]: 2.35%, down 25 bps LQ & 21 bps YoY
- Credit quality, post-merger, remained stable: ACL as a percent of loans and leases of 1.60%, down QoQ

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.
(2) Represents total securities.

Loan and Lease Trends *($ in millions)*

Total Loans & Leases and Average Yield



$5,309
$5,469
$5,544
$5,597
$6,621
5.52%
6.31%
6.83%
7.18%
7.68%
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Total Loans and Leases
Average Loan and Lease Yield

Highlights

- Total loans and leases were $6.6 billion at 3Q23, an increase of $1.0 billion from the end of the prior quarter
  - Originated $310.9 million in new loans, net of loan sales in 3Q23
    - Production driven by commercial and lease originations of $171.3 million and $86.5 million, respectively
- Payoff activity decreased by $71.6 million from 2Q23
- Cumulative Loan Beta[(1)]: 41%

Portfolio Composition



Resi
11%
C&D
8%
C&I
37%
Commercial
Real Estate
34%
Leasing
10%

Utilization Rates



55%
LTM Average
55.2%
65%
63%
61%
59%
57%
55%
53%
51%
49%
47%
1Q 2020
3Q 2020
1Q 2021
3Q 2021
1Q 2022
3Q 2022
1Q 2023
3Q 2023

Originations and Payoffs



$303
$216
$269
$174
$249
$231
$312
$256
$311
$185
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Loan & Lease Originations
Loan & Lease Payoffs

(1) Cumulative Beta excluding loan accretion is calculated as the change in yield on loans and leases from 4Q21 to 3Q23 divided by the change in average Fed Funds from 4Q21 to 3Q23.

Government-Guaranteed Lending *($ in millions)*

On Balance Sheet SBA 7(a) & USDA Loans

	$ Balance	% of Portfolio
Unguaranteed	$380.2	5.7%
Guaranteed	81.5	1.2%
Total SBA 7(a) Loans	**$461.7**	**7.0%**
Unguaranteed	$37.0	0.6%
Guaranteed	28.3	0.4%
Total USDA Loans	**$65.3**	**1.0%**

Highlights

- A leading SBA 7(a) lender for Government Fiscal Year 2023
  - #5 SBA 7(a) lender in the United States
  - #1 SBA 7(a) and 504 lender in Illinois
- Closed $113.4 million in loan commitments in 3Q23
- SBA 7(a) portfolio $461.7 million, down $10.9 million from 2Q23
  - ACL/Unguaranteed loan balance ~8.1%
- $1.7 billion in serviced government guaranteed loans for investors in 3Q23

Unguaranteed Loan Portfolio by Industry



Retail Trade
17%
All Other Industries (1)
16%
Food Services
14%
Manufacturing
12%
Health Care
8%
Transportation
7%
Wholesale Trade
6%
Other Services
5%
Professional
5%
Construction
5%
Finance and Insurance
5%

Total SBC Closed Loan Commitments



$151.4
$120.9
$71.2
$140.5
$113.4
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023

(1) Represents sectors with less than 5% of the total portfolio.

Deposit Trends *($ in millions)*

Deposit Composition



$5,612
$5,695
$5,813
$5,917
$6,954
2.0%
10.4%
38.4%
11.0%
38.2%
2.8%
13.4%
35.8%
10.4%
37.6%
2.9%
18.7%
35.2%
9.6%
33.6%
3.6%
20.5%
36.6%
9.0%
30.3%
4.5%
20.8%
38.0%
8.5%
28.2%
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Non Interest Checking
Interest Checking
MMDA & Savings
Time <$250K
Time >$250K

Highlights

- Total deposits increased $1.0 billion to $7.0 billion
  - Deposits excluding the acquisition increased $74.4 million, or 5.8% annualized
- Commercial deposits accounted for 47.7% of total deposits and represent 76.8% of all non-interest-bearing deposits
- Cost of deposits increased 43 bps in 3Q23, due to rate increases and mix changes
- Cumulative total deposit beta remains low at ~39% since the beginning of the current tightening cycle

Average Non-Interest Bearing Deposits



$2,198
$2,235
$2,077
$1,849
$1,988
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023

Cost of Interest Bearing Deposits

Deposit Beta[(1)]

Interest-Bearing Deposits: 55%
Total Deposits: 39%



0.71%
1.20%
1.81%
2.49%
3.00%
0.43%
0.73%
1.15%
1.70%
2.13%
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Cost of Interest Bearing Deposits
Cost of Deposits

(1) Beta calculation is based on change in deposit cost divided by change in Fed Funds from 4Q21 to 3Q23.

Net Interest Income and Net Interest Margin Trends *($ in millions)*

Net Interest Income



$68,635
$76,604
$75,718
$76,166
$92,452
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023

Highlights

- Net interest income was $92.5 million, up 21.4% from 2Q23
- Net interest margin increased 14 basis points from 2Q23 to 4.46%
- Loan and lease yield of 7.68%, up 50 basis points from 2Q23

Interest Rate Sensitivity

- Added $100 million in notional forward starting cash flow hedges:
  - Receive-fixed: rate of 7.15%; WAM ~3.4 years, with start dates in 2024
- $50 million in notional cash flow hedges went effective in 3Q23
  - Pay-fixed: rate of 1.52%; WAM ~3.4 years

Repricing Mix



Libor
4%
Fixed
42%
SOFR
29%
Prime
25%

NIM, Yields, and Costs



5.52%
6.31%
6.83%
7.18%
7.68%
4.03%
4.39%
4.38%
4.32%
4.46%
1.81%
2.17%
2.04%
2.03%
2.45%
0.43%
0.73%
1.15%
1.70%
2.13%
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Average Loan and Lease Yield
Net Interest Margin
Taxable Securities Yield
Cost of Deposits

NIM Bridge



4.32%
0.46%
0.08%
0.03%
(0.22%)
(0.18%)
(0.03%)
4.46%
2Q23 NIM
Loan accretion
Interest bearing cash + Securities
Borrowed funds
Time deposits
Core deposits
Loans and leases
3Q23 NIM

Non-Interest Income Trends *($ in millions)*

Total Non-Interest Income



$12.0
$11.5
$15.1
$14.3
$12.4
10%
8%
47%
8%
9%
18%
15%
8%
48%
11%
18%
12%
6%
34%
7%
27%
14%
12%
7%
40%
8%
18%
16%
11%
8%
52%
10%
19%
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Fees and service charges on deposits
Net servicing fees
ATM and interchange fees
Net gains on sales of loans
Wealth management and trust income
Other (1)

Highlights

- Non-interest income was $12.4 million, a decrease of $1.9 million from 2Q23
  - $3.6 million FV mark on loan servicing asset charge due to higher discount rates and increased prepayments
    - Non-interest income remained stable QoQ, excluding FV mark on loan servicing asset

Government Guaranteed Loan Sales

- $101.6 million of guaranteed loans sold in 3Q23
- Loans held for sale decreased to $7.3 million in 3Q23

Net Gains on Sales of Loans



$5.6
$5.5
$5.1
$5.7
$6.5
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023

Volume Sold and Average Net Premiums



$120
$100
$80
$60
$40
$20
$0
15.00%
12.00%
9.00%
6.00%
$75.4
$86.0
$72.2
$85.9
$101.6
9.09%
8.02%
8.43%
8.64%
8.01%
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
10 year loans
25 year loans
USDA
Other
Average Net Premiums

(1) Other includes net servicing losses for 4Q22 and 3Q23.

Non-Interest Expense Trends *($ in millions)*

Non-Interest Expense



$46.0
$50.5
$48.8
$49.3
$57.9
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Salaries and employee benefits
Occupancy and equipment
Impairment charge on assets held for sale
Data processing
Legal, audit and other
Loan and lease related
Intangible assets amortization
All other

Highlights

- Non-interest expenses increased to $57.9 million from $49.3 million in 2Q23, primarily due to merger-related expenses
  - $5.3 million in higher salaries and employee benefits
  - $2.2 million increase in data processing
- Excluding significant items of $6.7 million, adjusted non-interest expense(1) stood at $51.2 million; adjusted efficiency ratio(1): 47.35%
  - Disciplined expense management with adjusted NIE/AA(1): 2.35%, down 25 bps LQ & 21 bps YoY

Non-Interest Expense Bridge



$49.3
($0.7)
($0.7)
$4.9
$3.0
$0.9
$0.8
$0.4
$57.9
Q2 2023
Legal, audit & other professional fees
Advertising & promotions
Merger-related expenses
Salaries & employee benefits
Occupancy & equipment
All other non-interest expense
Impairment charge on ROU asset
Q3 2023

Efficiency Ratio



55.07%
55.07%
55.53%
54.50%
52.10%
51.54%
52.92%
51.39%
53.75%
47.35%
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Adjusted Efficiency Ratio(1)
Efficiency Ratio

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Asset Quality Trends *($ in millions)*

Net Charge-offs


$1.8
$3.2
$1.2
$4.3
$5.4
0.14%
0.24%
0.09%
0.31%
0.33%
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Net charge-offs of loans and leases
Net charge-offs (annualized %)

Allowance for Credit Losses (ACL)


$79.7
$81.9
$90.5
$92.7
$105.7
1.51%
1.51%
1.64%
1.66%
1.60%
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
ACL
ACL as % of Total Loans & Leases

NPLs / Total Loans & Leases


0.80%
0.04%
0.76%
0.66%
0.04%
0.62%
0.84%
0.04%
0.80%
0.69%
0.05%
0.64%
0.79%
0.06%
0.73%
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Government Guaranteed NPLs
Inland Acquired NPLS
NPLs ex. Government Guaranteed

Delinquencies


$5.8
0.11%
$15.4
0.28%
$14.4
0.26%
$9.6
0.17%
$36.9
0.56%
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Inland
Delinquencies (30-89 Days)
Delinquencies / Total Loans and Leases

Note: Delinquencies represent accruing loans and leases past due 30 days or more. Delinquencies to Total Loans and Leases represent delinquencies divided by period end loans and leases.

Strong Liquidity and Securities Portfolio

Liquidity Position

- Cash and cash equivalents of $428.9 million
- $1.2 billion investment portfolio (~99.3% AFS)
- $1.7 billion of available borrowing capacity
  - Liquidity coverage of uninsured deposits ~108% as of quarter end
- Loans/Deposits ratio: 95.2%
- Uninsured Deposits stood at 26.1% and trends well below all peer bank averages

Highlights

- HTM portfolio of $1.2 million *($24,000 in unrealized losses)*
- Securities portfolio duration: 5.1 years; net of hedges: ~4.5 years
- Securities portfolio annual cash flow: ~$194 million
- Total securities yield of 2.48%, up 39 basis points from 2Q23
- AOCI / TCE(3): ~19.9%

% of Uninsured Deposits Industry Comparisons(1)

	>$500B	$250B - $500B	$100B - $250B	$50B - $100B	$10B - $50B	$1B - $10B
Median	41.0%	32.3%	38.9%	38.3%	36.1%	30.6%
Byline Bank	26.1%	26.1%	26.1%	26.1%	26.1%	26.1%

Percent of Insured Deposits(2)



74%
Median: 62%
Bank 1
BY
Bank 2
Bank 3
Bank 4
Bank 5
Bank 6
Bank 7
Bank 8
Bank 9
Bank 10
Bank 11
Bank 12
Bank 13
Bank 14
Bank 15
Bank 16
Bank 17
Bank 18
Bank 19
Bank 20
Bank 21
Bank 22
Bank 23

AFS Portfolio by Type



Muni 7%
Treasury & Agency 18%
Asset-backed 3%
Corporate 3%
Non-agency MBS, CMBS 8%
Agency MBS, CMBS 61%

(1) Source: SNL Financial, and company filings. Financial data as of quarter ended June 30, 2023 or most recent available.
(2) Source: Company's 2Q23 Form 10-Q | Calculation: (total deposits uninsured deposits) / total consolidated deposits | Byline 2023 Proxy Peer Group.
(3) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Strong Capital Position

Capital Ratios



13.02%
8.10%
13.00%
8.42%
13.19%
8.66%
13.52%
8.87%
13.17%
8.18%
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Total Capital Ratio (1)
TCE / TA (2)

Return on Average Tangible Common Equity



14.17%
14.17%
17.75%
17.21%
16.49%
16.20%
17.50%
16.78%
18.95%
16.15%
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Reported
Adjusted

Common Equity Tier 1



10.24%
10.20%
10.27%
10.58%
10.08%
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023

Strong Capital Base

- Capital Priorities:

  1. Fund Organic Growth 2. Dividend 3. M&A 4. Buyback

- TCE operating target range is between 8% and 9%: currently at 8.18%
- $920 million total stockholders' equity
- $450 million of balance sheet hedges to protect market value risk

(1) As reported prior to CECL adoption.
(2) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Our Strategy Remains Consistent

1 Grow our Commercial Client Franchise	Differentiated approach to grow loans and deposits organically in targeted market segments
2 Maintain Balance Sheet Strength	Maintain a strong balance sheet, ample capital flexibility and strong asset quality
3 Continue to Invest in the Business	Continue to invest in digital capabilities to improve the customer experience and gain operational efficiencies
4 Capitalize on Market Opportunities	Attract high quality talent to the organization and pursue opportunistic M&A opportunities
5 Deliver Strong Financial Results	Generate consistently strong financial results for our stockholders
6 Leverage our Capabilities	Leverage all our capabilities to deepen share of wallet and acquire new customers

3Q23 Earnings Presentation Appendix

BY
LISTED
NYSE

Granular Deposit Base

A **strength** of our franchise is our well **diversified** deposit base…

~74% of Total Deposits are FDIC Insured



Consumer Deposits, $3.8 billion
Commercial Deposits, $3.2 billion
Uninsured
49%
Insured
51%
Insured
93%
Uninsured
7%
Total Deposits
$7.0 Billion
as of 9/30/23

…with **limited concentration** and granular customer base providing a **stable** source of funding

Consumer Deposits[1]

$3.8 billion at 9/30/23

Customer Base
~123,000
Consumer Accounts

Granular Deposit Base
~$28,000
Average Account Balance



Total Franchise
48
Branches

Core banking footprint in key urban MSAs in Wisconsin and a broad footprint in Chicago, IL

Commercial Deposits

$3.2 billion at 9/30/23

Customer Base
~26,000
Commercial Accounts

Granular Deposit Base
~$120,000
Average Account Balance

(1) Excludes brokered deposits.

CRE Portfolio: NOO Office Represents 3.4% of Total Loans



Owner Occupied CRE
5.0%
Non-Owner
Occupied Office CRE
3.4%
Total Loans & Leases
$6.6 Billion
as of 9/30/23
Non-Owner
Occupied Non-
Office CRE
26.2%

Non-Owner Occupied Commercial Real Estate Portfolio

($ in millions)	*9/30/23*	*% of Total Loans*
Multi-family	$555.8	8.4%
Industrial / Warehouse	545.9	8.3%
Retail	252.6	3.8%
Office	**227.7**	**3.4%**
Mixed Use	55.4	0.8%
Senior Housing / Healthcare	50.7	0.8%
Hotel / Motel	24.2	0.4%
Other	246.7	3.7%
Total	**$1,959.2**	**29.6%**

Note: Non-Owner Occupied CRE Portfolio includes construction, land, multi-family and non-owner occupied (NOO).

Office CRE Portfolio: Diversified Tenants and Markets

Office Portfolio

Tenant Classification


Single Tenant
16%
Multi-Tenant
65%
Medical
13%
Government
6%

Market Type


Central
Business
District
15%
Urban,
Non-CBD
9%
Suburban
76%

CRE Office: Geographic Mix by State

($ in millions)	**9/30/23**
Illinois	$141.4
North Carolina	26.0
Wisconsin	14.4
New Jersey	11.0
Ohio	10.7
Florida	10.5
Iowa	5.4
Minnesota	3.1
New Mexico	2.3
West Virginia	1.1
Michigan	1.0
Tennessee	0.8
Total Office	**$227.7**

Office Portfolio Metrics

	9/30/23	**6/30/23**
Avg. Commitment	$3.4 million	$3.6 million
ACL %	2.8%	1.6%
NCO %(1)	0.95%	0.36%
30+ DLQ %	9.8%	0.0%
Ex. PCD Loans	*3.3%*	*n/a*
NPL %	4.5%	2.7%
Ex. PCD Loans	*2.1%*	*n/a*
Criticized %	17%	7%
Ex. PCD Loans	*7%*	*n/a*

(1) NCOs / Average loans represents net charge-offs to average loans for the last twelve-month period.

Projected Acquisition Accounting Accretion

Projected Accretion[1] *($ in millions)*



3.7
3.1
2.7
2.4
2.1
Q4 2023 E
Q1 2024 E
Q2 2024 E
Q3 2024 E
Q4 2024 E
Non-PCD
PCD

(1) Projections are updated quarterly, assumes no prepayments and are subject to change.

Financial Summary

(dollars in thousands, except per share data)	As of or For the Three Months Ended September 30, 2023	June 30, 2023	Recast September 30, 2022
Income Statement			
Net interest income	$ 92,452	$ 76,166	$ 68,635
Provision for credit losses	8,803	5,790	7,208
Non-interest income	12,376	14,291	12,043
Non-interest expense	57,891	49,328	46,041
Income before provision for income taxes	38,134	35,339	27,429
Provision for income taxes	9,912	9,232	7,020
Net income	28,222	26,107	20,409
Diluted earnings per common share(1)	$ 0.65	$ 0.70	$ 0.55
Balance Sheet			
Total loans and leases HFI	$ 6,613,303	$ 5,570,517	$ 5,275,126
Total deposits	6,953,690	5,917,092	5,612,456
Tangible common equity(1)	714,917	657,965	575,321
Balance Sheet Metrics			
Loans and leases / total deposits	95.21%	94.58%	94.59%
Tangible common equity / tangible assets(1)	8.18%	8.87%	8.10%
Key Performance Ratios			
Net interest margin	4.46%	4.32%	4.03%
Efficiency ratio	53.75%	52.92%	55.07%
Adjusted efficiency ratio(1)	47.35%	51.39%	55.07%
Non-interest income to total revenues	11.81%	15.80%	14.93%
Non-interest expense to average assets	2.66%	2.67%	2.56%
Return on average assets	1.30%	1.41%	1.13%
Adjusted return on average assets(1)	1.53%	1.48%	1.13%
Pre-tax pre-provision return on average assets (1)	2.16%	2.23%	1.93%
Dividend payout ratio on common stock	13.85%	12.86%	16.36%
Tangible book value per common share(1)	$ 16.35	$ 17.43	$ 15.36

(1) Represents a non-GAAP financial measure. See “Non-GAAP Reconciliation” in the appendix.

Non-GAAP Reconciliation

(dollars in thousands, except per share data)	As of or For the Three Months Ended September 30, 2023	June 30, 2023	Recast September 30, 2022
Net income and earnings per share excluding significant items			
Reported Net Income	$ 28,222	$ 26,107	$ 20,409
Significant items:			
Impairment charges on ROU asset	394	—	—
Merger-related expenses	6,307	1,391	—
Tax benefit	(1,617)	(230)	—
Adjusted Net Income	$ 33,306	$ 27,268	$ 20,409
Reported Diluted Earnings per Share	$ 0.65	$ 0.70	$ 0.55
Significant items:			
Impairment charges on ROU asset	0.01	—	—
Merger-related expenses	0.15	0.04	—
Tax benefit	(0.04)	(0.01)	—
Adjusted Diluted Earnings per Share	$ 0.77	$ 0.73	$ 0.55

Non-GAAP Reconciliation *(continued)*

(dollars in thousands)	As of or For the Three Months Ended September 30, 2023	June 30, 2023	Recast September 30, 2022
Adjusted non-interest expense:			
Non-interest expense	$ 57,891	$ 49,328	$ 46,041
Less: Significant items			
Impairment charges on ROU asset	394	—	—
Merger-related expenses	6,307	1,391	—
Adjusted non-interest expense	$ 51,190	$ 47,937	$ 46,041
Adjusted non-interest expense ex. amortization of intangible assets:			
Adjusted non-interest expense	$ 51,190	$ 47,937	$ 46,041
Less: Amortization of intangible assets	1,551	1,455	1,611
Adjusted non-interest expense ex. amortization of intangible assets	$ 49,639	$ 46,482	$ 44,430
Pre-tax pre-provision net income:			
Pre-tax income	$ 38,134	$ 35,339	$ 27,429
Add: Provision for loan and lease losses	8,803	5,790	7,208
Pre-tax pre-provision net income	$ 46,937	$ 41,129	$ 34,637
Adjusted pre-tax pre-provision net income:			
Pre-tax pre-provision net income	$ 46,937	$ 41,129	$ 34,637
Add: Impairment charges on ROU asset	394	—	—
Add: Merger-related expenses	6,307	1,391	—
Adjusted pre-tax pre-provision net income	$ 53,638	$ 42,520	$ 34,637
Tax Equivalent Net Interest Income			
Net interest income	$ 92,452	$ 76,166	$ 68,635
Add: Tax-equivalent adjustment	248	207	228
Net interest income, fully taxable equivalent	$ 92,700	$ 76,373	$ 68,863
Total revenues:			
Net interest income	$ 92,452	$ 76,166	$ 68,635
Add: Non-interest income	12,376	14,291	12,043
Total revenues	$ 104,828	$ 90,457	$ 80,678

Non-GAAP Reconciliation *(continued)*

(dollars in thousands)	As of or For the Three Months Ended September 30, 2023	June 30, 2023	Recast September 30, 2022
Tangible common stockholders' equity:			
Total stockholders' equity	$ 919,945	$ 813,942	$ 735,805
Less: Goodwill and other intangibles	205,028	155,977	160,484
Tangible common stockholders' equity	$ 714,917	$ 657,965	$ 575,321
Tangible assets:			
Total assets	$ 8,943,368	$ 7,575,690	$ 7,267,277
Less: Goodwill and other intangibles	205,028	155,977	160,484
Tangible assets	$ 8,738,340	$ 7,419,713	$ 7,106,793
Tangible assets, excluding accumulated other comprehensive loss:			
Tangible assets	$ 8,738,340	$ 7,419,713	$ 7,106,793
Less: Accumulated other comprehensive loss	(142,159)	(114,862)	(124,898)
Tangible assets, excluding accumulated other comprehensive loss:	$ 8,880,499	$ 7,534,575	$ 7,231,691
Tangible common stockholders' equity, excluding accumulated other comprehensive loss			
Tangible common stockholders' equity	$ 714,917	$ 657,965	$ 575,321
Less: Accumulated other comprehensive loss	(142,159)	(114,862)	(124,898)
Tangible common stockholders' equity, excluding accumulated other comprehensive loss	$ 857,076	$ 772,827	$ 700,219
Average tangible common stockholders' equity:			
Average total stockholders' equity	$ 924,278	$ 806,272	$ 765,821
Less: Average goodwill and other intangibles	202,978	156,766	161,292
Average tangible common stockholders' equity	$ 721,300	$ 649,506	$ 604,529
Average tangible assets:			
Average total assets	$ 8,634,345	$ 7,403,899	$ 7,137,472
Less: Average goodwill and other intangibles	202,978	156,766	161,292
Average tangible assets	$ 8,431,367	$ 7,247,133	$ 6,976,180
Tangible net income available to common stockholders:			
Net income available to common stockholders	$ 28,222	$ 26,107	$ 20,409
Add: After-tax intangible asset amortization	1,137	1,067	1,181
Tangible net income available to common stockholders	$ 29,359	$ 27,174	$ 21,590
Adjusted tangible net income available to common stockholders:			
Tangible net income available to common stockholders	$ 29,359	$ 27,174	$ 21,590
Impairment charges on ROU asset	394	—	—
Merger-related expenses	6,307	1,391	—
Tax benefit on significant items	(1,617)	(230)	—
Adjusted tangible net income available to common stockholders	$ 34,443	$ 28,335	$ 21,590

Non-GAAP Reconciliation *(continued)*

(dollars in thousands, except share and per share data, ratios annualized, where applicable)	As of or For the Three Months Ended September 30, 2023	June 30, 2023	Recast September 30, 2022
Pre-tax pre-provision return on average assets:			
Pre-tax pre-provision net income	$ 46,937	$ 41,129	$ 34,637
Average total assets	8,634,345	7,403,899	7,137,472
Pre-tax pre-provision return on average assets	2.16%	2.23%	1.93%
Adjusted pre-tax pre-provision return on average assets:			
Adjusted pre-tax pre-provision net income	$ 53,638	$ 42,520	$ 34,637
Average total assets	8,634,345	7,403,899	7,137,472
Adjusted pre-tax pre-provision return on average assets	2.46%	2.30%	1.93%
Net interest margin, fully taxable equivalent			
Net interest income, fully taxable equivalent	$ 92,700	$ 76,373	$ 68,863
Total average interest-earning assets	8,220,678	7,072,581	6,763,916
Net interest margin, fully taxable equivalent	4.47%	4.33%	4.04%
Non-interest income to total revenues:			
Non-interest income	$ 12,376	$ 14,291	$ 12,043
Total revenues	104,828	90,457	80,678
Non-interest income to total revenues	11.81%	15.80%	14.93%
Adjusted non-interest expense to average assets:			
Adjusted non-interest expense	$ 51,190	$ 47,937	$ 46,041
Average total assets	8,634,345	7,403,899	7,137,472
Adjusted non-interest expense to average assets	2.35%	2.60%	2.56%
Adjusted efficiency ratio:			
Adjusted non-interest expense excluding amortization of intangible assets	$ 49,639	$ 46,482	$ 44,430
Total revenues	104,828	90,457	80,678
Adjusted efficiency ratio	47.35%	51.39%	55.07%
Adjusted return on average assets:			
Adjusted net income	$ 33,306	$ 27,268	$ 20,409
Average total assets	8,634,345	7,403,899	7,137,472
Adjusted return on average assets	1.53%	1.48%	1.13%
Adjusted return on average stockholders' equity:			
Adjusted net income	$ 33,306	$ 27,268	$ 20,409
Average stockholders' equity	924,278	806,272	765,821
Adjusted return on average stockholders' equity	14.30%	13.56%	10.57%

Non-GAAP Reconciliation *(continued)*

	As of or For the Three Months Ended		
	September 30, 2023	June 30, 2023	Recast September 30, 2022
Tangible common equity to tangible assets:			
Tangible common equity	$ 714,917	$ 657,965	$ 575,321
Tangible assets	8,738,340	7,419,713	7,106,793
Tangible common equity to tangible assets	8.18%	8.87%	8.10%
Tangible common stockholders' equity, excluding accumulated other comprehensive loss to tangible assets, excluding accumulated other comprehensive loss			
Tangible common stockholders' equity, excluding accumulated other comprehensive loss	$ 857,076	$ 772,827	$ 700,219
Tangible assets, excluding accumulated other comprehensive loss:	8,880,499	7,534,575	7,231,691
Tangible common stockholders' equity, excluding accumulated other comprehensive loss to tangible assets, excluding accumulated other comprehensive loss	9.65%	10.26%	9.68%
Return on average tangible common stockholders' equity:			
Tangible net income available to common stockholders	$ 29,359	$ 27,174	$ 21,590
Average tangible common stockholders' equity	721,300	649,506	604,529
Return on average tangible common stockholders' equity	16.15%	16.78%	14.17%
Adjusted return on average tangible common stockholders' equity:			
Adjusted tangible net income available to common stockholders	$ 34,443	$ 28,335	$ 21,590
Average tangible common stockholders' equity	721,300	649,506	604,529
Adjusted return on average tangible common stockholders' equity	18.95%	17.50%	14.17%
Tangible book value per share:			
Tangible common equity	$ 714,917	$ 657,965	$ 575,321
Common shares outstanding	43,719,203	37,752,002	37,465,902
Tangible book value per share	$ 16.35	$ 17.43	$ 15.36
Accumulated other comprehensive loss to tangible common equity:			
Accumulated other comprehensive loss	$ 142,159	$ 114,862	$ 124,898
Tangible common equity	714,917	657,965	575,321
Accumulated other comprehensive loss to tangible common equity	19.9%	17.5%	21.7%


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